UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 13, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒        Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐        No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐        No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐        No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company´s Registry (NIRE): 35.300.022.807

MATERIAL FACT

In accordance with the provisions of article 157, paragraph 4, of Law No. 6,404/76 as amended  (the “Brazilian Corporate Law”), and Ruling CVM No. 358/2002, as amended, FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“Fibria” or the “Company”) informs the market that it has received a tax assessment notice from the Brazilian Federal Revenue Service pertinent to the collection of income tax and social contribution on profits in the amount of R$ 1,666 million, of which R$ 556 million accounts for the principal alleged tax debt and R$ 1,110 million for fines and interest payments.

On February 1st, 2007 Fibria then Votorantim Celulose Papel (“VCP”), executed an agreement with International Paper for the swap of industrial and forestry assets. As per the swap agreement VCP transferred the property its unit of pulp and paper production located in the municipality of Luiz Antonio (state of São Paulo), as well as its unit’s forestry base and, in turn, International Paper handed over the property of assets of a pulp plant under construction, along with all the relevant rights, as well as the land and forestry plantations located around Três Lagoas (state of Mato Grosso do Sul “MS”).

As per our consultants’, the swap transaction duly observed the applicable rules and regulation and its results were evidenced to the Brazilian Federal Revenue Service, with the construction and delivery of the company’s plant located in the perimeter of Três Lagoas — MS. At the present time the Company shall not take any measures beyond the presentation of an administrative defense within its legal term.

Although the tax assessment will have no financial effect on the company in the short and medium term, considering the high amount of the tax assessment noticed presented, the company deems appropriate to disclosure this fact public, in line with its commitment of transparency with its investors.

São Paulo, December 13, 2012.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Financial And Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO